

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com


05006586

BY MAIL

March 9, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of February 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Executive Legal Assistant

dlw 3/21



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

THUNDER CREEK PROJECT UPDATE
TIMMINS, ONTARIO

February 14, 2005

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** reports today the results of a second phase diamond drill program on the Thunder Creek Property, located in Bristol Township, Ontario. The 54 claim unit property, optioned from Band Ore Resources, is south of and contiguous to Lake Shore's Timmins Gold Property where a National Instrument 43-101 compliant resource study, recently completed by Watts, Griffis & McOuat Ltd. (see News Release dated September 10, 2004), reports an uncut indicated resource of 724,000 ounces, and an additional 200,000 ounces inferred.

An initial first phase drill program consisted of seven holes (TC03-01 to TC03-07) totaling 1,945.3 metres, and was carried out between November 2003 and January 2004 (see News Release dated July 19, 2004). Significant assays include 3.7 grams per tonne gold over 3.9 metres (including 9.0 grams per tonne gold over 0.8 metres) within ultramafic rocks. The second phase drill program, consisting of 12 holes (TC04-08 to TC04-19) totaling 4,095 metres, was completed in December 2004.

Drill targets were defined based on the results of previous drilling, geological mapping and outcrop stripping, and an MMI soil sampling survey completed during the spring and summer of 2004. The main objectives of the drill program were to locate and test the main ultramafic complex, to follow-up on anomalous gold values in soil and rock samples, and to pursue at depth, and along strike, the gold mineralization intersected during the first phase drilling.

Results of the current program have confirmed the presence of at least two significant gold bearing zones. One zone occurs as a series of shear structures oriented southwesterly, which extend along the strongly carbonitized volcanic-to-ultramafic rock contact, and most predominantly along the footwall ultramafic-to-sedimentary rock contact. A wide intercept of this zone averaged 0.823 grams per tonne gold over 25.8 metres, including 5.84 grams per tonne gold over 2.05 metres. Drilling indicates that the gold-bearing structure extends for at least 250 metres along strike and over 350 metres in depth. Stripping and channel sampling have extended the zone an additional 200 metres further to the northeast, while airborne magnetics suggest the structure extends along the ultramafic-to-sediment contact in excess of two kilometres.

A second deformation zone extends easterly across the ultramafic intrusion. The zone is characterized by a very wide corridor of deformation that extends from within the intrusion and across a 100 metre wide section of sedimentary and volcanic rocks located in the footwall of the ultramafic. The mineralized shear zone is variably altered and intruded by felsic dykelets. Several geochemically anomalous gold assays were returned, including up to 1.42 grams per tonne gold over 2.8 metres and 5.25 grams per tonne gold over one metre. This zone remains virtually unexplored and work to date suggests that the zone extends over a strike length in excess of 1.5 kilometres.

...more

A compilation and re-evaluation of all drilling and mapping data is currently underway. The Company will now focus on defining drill targets along strike and down plunge from the known mineralized structures, and will outline additional exploration targets in other areas of the claim group.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut and half the drill core is sampled in one metre intervals while core from the main mineralized horizons and core displaying visible gold is sampled in greater detail. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for analysis at ALS Chemex in Mississauga, Ontario. ALS Chemex is an ISO9001-2000 BSI Registered laboratory. Drill core assaying is done using a 50 gram fire assay with pulp and metallics assaying for all samples within the main mineralized horizons and all those samples with visible gold.

The Thunder Creek exploration program, supervised by Jacques Samson (P.Geo), the Qualified Person for this Project, is under option from Band-Ore Resources Ltd. (see News Release dated November 12, 2003 for details).

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, President
John G. Paterson, Director
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE ACQUIRES DESANTIS PROPERTY IN TIMMINS GOLD CAMP

February 24, 2005

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that it has signed an agreement with Explorers Alliance Corporation to earn up to a 70% interest in the DeSantis Gold Property, located in Ogden Township, Timmins Gold Camp, Ontario.

The DeSantis Property consists of 22 patented claims and 2 leased claims covering approximately 665 hectares. The DeSantis Property is well located, immediately north of the Destor-Porcupine Fault Zone in the western part of the Timmins Gold Camp. The Property has a past history of limited underground mining (mainly in the 1930's and 1940's), accessed by two shafts and 752 metres of underground drifting. Limited surface and underground exploration in the 1980's by Noranda and Stan West reported resource estimates for a number of mineralized zones accessible by existing underground workings. These include 129,000 tonnes at 7.51 grams per tonne gold (cut grade; 34,111 ounces or 74,768 ounces gold at 16.44 grams per tonne gold, uncut grade) in the Hydrothermal Zone (above 300 metres) and 72,000 tonnes at 6.49 grams per tonne gold (cut grade; 16,356 ounces) in the Albite Zone between 200 and 365 metres depth. The Hydrothermal and Albite zones are accessible by a 380 metre deep three-compartment shaft. A third zone located 300 metres south of the ventilation shaft and above the Albite Zone grading 3.40 grams per tonne gold was also identified, as was a small surface zone grading 2.27 grams per tonne gold.

The above resource estimates are historic and are not considered as a National Instrument 43-101 defined resource. The Company has not completed the work necessary to verify the classification of the resource and as such any historic estimates should not be relied upon.

Gold mineralization is associated with highly altered mafic and ultramafic volcanic rocks of the Tisdale Group and with a mineralized albite porphyry stock intrusive into the volcanic package. The style and grade of the DeSantis mineralization is consistent with world-class Archean gold deposits in the Timmins Camp. The potential to define additional mineralization along strike and to depth of the known mineralization is considered to be excellent. A number of other isolated intercepts from past exploration that have not been followed up offer additional potential for the DeSantis Property.

Ongoing exploration by Lake Shore in its 100 percent owned Timmins Gold Property, located approximately 8 kilometres to the west of the DeSantis claims, has confirmed the potential of this geologic environment to host significant gold mineralization. In late 2004, the Company announced a National Instrument 43-101 compliant resource estimate for the Timmins Gold Property of 1,369,000 tonnes at an uncut grade of 16.45 grams per tonne gold for 724,000 contained ounces. Additional inferred resource estimates of 200,000 tonnes grading 12.43 grams per tonne (uncut grade) and 1,000,000 tonnes grading 4.07 grams per tonne (cut grade) were also identified. Resource definition and expansion drilling is ongoing and a pre-feasibility study has been initiated.

...more

Exploration of the DeSantis Property will begin immediately, with a compilation of all past work followed by a 5,000 metre first phase drill program designed to confirm and expand the known mineralization.

"We are excited with the potential that the DeSantis Property brings to Lake Shore's growing Timmins asset base. With an underground infrastructure largely in place on the DeSantis Property, a new dimension has been added to our exploration focus" said Daniel Innes, Chairman.

Under the terms of the agreement, Lake Shore can earn a 51% interest in the Property by making cash payments totalling $375,000, issuing 75,000 shares plus additional shares worth $200,000 and spending $3,000,000 over a three year period. Lake Shore has a further option to earn up to a 70% interest in the Property, by spending an additional $3,726,000 on the Property. The agreement is subject to the approval of each party's Board of Directors as well as the TSX Venture Exchange. Lake Shore will be the operator.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company has a strong treasury and is debt free.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Brian R. Booth, President
Daniel G. Innes, Chairman
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com